Exhibit (a)(5)(vi)

Investor Contact:	Laura Graves
Polycom, Inc.
1.408.586.4271
laura.graves@polycom.com

Press Contact:	Shawn Dainas
Polycom, Inc.
1.408.586.3768
shawn.dainas@polycom.com

Polycom Announces Final Results of Modified Dutch Auction Tender Offer

Tender Offer Nets 16% of Shares Outstanding for Benefit of Shareholders

SAN JOSE, Calif. – November 6, 2013 – Polycom, Inc. (Nasdaq: PLCM), the global leader in open, standards-based unified communication and collaboration (UC&C), today announced the final results of its modified “Dutch Auction” self-tender offer for the purchase of up to $250 million in value of its common stock, which expired at 5:00 p.m., New York City time, on Wednesday, October 30, 2013.

Based on the final count by Computershare Trust Company, N.A, the depositary for the tender offer, Polycom accepted for payment an aggregate of 27,446,794 shares of Polycom’s common stock at a purchase price of $10.40 per share, for an aggregate cost of approximately $285.4 million, excluding fees and expenses relating to the tender offer. The total amount of shares purchased in the tender offer represents approximately 16% of Polycom’s issued and outstanding shares. As a result of the final outcome of the tender offer, Polycom has approximately 143 million shares outstanding and estimates that average weighted diluted share count for the quarter ending December 31, 2013 will be approximately 159 million shares.

“We are delighted with the successful completion of the tender process, including the ability to acquire additional shares as a result of the over subscription of our original offer,” stated Kevin Parker, Chairman and Interim Chief Executive Officer of Polycom. “The $285 million tender was the first phase of a broader $400 million Return of Capital program. We remain confident in the company’s business, our market position and the long-term growth potential of our industry. Polycom is committed to utilizing the remaining $115 million in share repurchase authorization prior to September 2014, which is expected to result in a 20% reduction in total share count under this current program.”

The tender offer was oversubscribed and, pursuant to the terms of the tender offer, shares were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn pursuant to the terms of the tender offer. Polycom has been informed by the depositary that the proration factor for the tender offer, after giving effect to the priority for odd lots, was approximately 99.9%.

The depositary will promptly issue payment for the shares validly tendered and accepted for purchase. Shares tendered and not accepted for purchase will be returned promptly to stockholders by the depositary.

About Polycom, Inc.

Polycom is the global leader in open, standards-based unified communications and collaboration (UC&C) solutions for voice and video collaboration, trusted by more than 415,000 customers around the world. Polycom solutions are powered by the Polycom® RealPresence® Platform, comprehensive software infrastructure and rich APIs that interoperate with the broadest set of communication, business, mobile and cloud applications and devices to deliver secure face-to-face video collaboration in any environment. Polycom and its ecosystem of over 7,000 partners provide truly unified communications solutions that deliver the best user experience, highest multi-vendor interoperability, and lowest TCO. Visit www.polycom.com or connect with us on Twitter, Facebook, and LinkedIn to learn how we’re pushing the greatness of human collaboration forward.

Forward Looking Statements

This release contains forward-looking statements, including those regarding Polycom’s estimated average weighted diluted share count for the quarter ending December 31, 2013, Polycom’s future performance and the long-term growth potential of our industry, the amount and timing of additional repurchases of our common stock and the amount of expected reduction in total share count under the $400 million Return of Capital program. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause results to differ, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in the business or condition of the Company or in our cash flows, (4) competition, and (5) the factors identified under “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, and in other reports filed by Polycom with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Polycom’s expectations as of the date hereof. Polycom disclaims any intent or obligations to update these forward-looking statements.

© 2013 Polycom, Inc. All rights reserved. POLYCOM®, the Polycom logo, and the names and marks associated with Polycom’s products are trademarks and/or service marks of Polycom, Inc. and are registered and/or common law marks in the United States and various other countries. All other trademarks are property of their respective owners.